UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 6, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2022, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

  Standalone financial statements and regulatory

  Information for the year ended 31 December 2022

Table of contents

1	UBS Group AG standalone financial statements

1	Income statement
1	Balance sheet
2	Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

3	1	Corporate information
4	2	Accounting policies

6	Income statement notes
6	3	Dividend income from investments in subsidiaries
6	4	Other operating income
6	5	Financial income
6	6	Personnel expenses
6	7	Other operating expenses
6	8	Financial expenses

7	Balance sheet notes
7	9	Liquid assets
7	10	Marketable securities
7	11	Other short-term receivables
7	12	Accrued income and prepaid expenses
7	13	Investments in subsidiaries
8	14	Financial assets
8	15	Other non-current assets
8	16	Current interest-bearing liabilities
8	17	Accrued expenses and deferred income
9	18	Long-term interest-bearing liabilities
11	19	Compensation-related long-term liabilities
11	20	Share capital
12	21	Treasury shares

12	Additional information
12	22	Assets pledged to secure own liabilities
12	23	Contingent liabilities
13	24	Significant shareholders
14	25	Share ownership of the members of the Board of Directors, the Group Executive Board and other employees
15	26	Related parties

16	Report of the statutory auditor on the financial statements

UBS Group AG standalone financial statements

Audited |

Income statement
		USD m		CHF m
		For the year ended		For the year ended
	Note	31.12.22	31.12.21	31.12.22	31.12.21
Dividend income from investments in subsidiaries	3	4,373	4,672	4,255	4,270
Other operating income	4	48	12	46	12
Financial income	5	2,002	1,806	1,911	1,653
Operating income		6,423	6,490	6,212	5,935
Personnel expenses	6	20	21	19	19
Other operating expenses	7	15	44	14	40
Amortization of intangible assets		0	4	0	4
Financial expenses	8	1,987	1,751	1,897	1,603
Operating expenses		2,022	1,819	1,930	1,665
Profit / (loss) before income taxes		4,401	4,671	4,282	4,270
Tax expense / (benefit)		12	7	11	6
Net profit / (loss)		4,389	4,664	4,271	4,264

Balance sheet
		USD m		CHF m
	Note	31.12.22	31.12.21	31.12.22	31.12.21

Assets
Liquid assets	9	1,312	1,901	1,213	1,733
Marketable securities	10	106	102	98	93
Other short-term receivables	11	2,638	4,942	2,438	4,505
Accrued income and prepaid expenses	12	839	703	775	641
Total current assets		4,895	7,648	4,524	6,973
Investments in subsidiaries	13	41,199	41,199	38,080	37,560
of which: investment in UBS AG		40,889	40,889	37,793	37,277
Financial assets	14	62,975	56,350	58,207	51,373
Other non-current assets	15	336	250	310	228
Total non-current assets		104,509	97,800	96,597	89,161
Total assets		109,404	105,448	101,121	96,133
of which: amounts due from subsidiaries		67,514	63,587	62,403	57,970

Liabilities
Current interest-bearing liabilities	16	4,344	4,732	4,015	4,314
Accrued expenses and deferred income	17	2,084	1,846	1,927	1,683
Total short-term liabilities		6,429	6,578	5,942	5,997
Long-term interest-bearing liabilities	18	61,682	55,034	57,012	50,172
Compensation-related long-term liabilities	19	3,201	3,116	2,959	2,841
Total long-term liabilities		64,883	58,149	59,971	53,013
Total liabilities		71,311	64,727	65,913	59,010
of which: amounts due to subsidiaries		2,614	741	2,416	675

Equity
Share capital	20	359	377	352	370
General reserves		23,826	26,161	23,522	25,682
of which: statutory capital reserve		23,826	26,161	23,522	25,682
of which: capital contribution reserve		23,826	26,161	23,522	25,682
Voluntary earnings reserve		16,364	14,146	13,620	11,153
Treasury shares	21	(6,844)	(4,629)	(6,557)	(4,345)
of which: against capital contribution reserve		(2,525)	(1,242)	(2,407)	(1,145)
Net profit / (loss)		4,389	4,664	4,271	4,264
Equity attributable to shareholders		38,093	40,720	35,209	37,124
Total liabilities and equity		109,404	105,448	101,121	96,133

UBS Group AG standalone financial statements                                                                                                                                                      1

Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

The Board of Directors (the BoD) proposes that the Annual General Meeting of Shareholders (the AGM) on 5 April 2023 approve the appropriation of total profit and an ordinary dividend distribution of USD 0.55 (gross) in cash per share of CHF 0.10 nominal value under the terms set out below:

Appropriation of and distribution out of total profit
	USD m	CHF m
	For the year ended	For the year ended
	31.12.22	31.12.22
Net profit for the period	4,389	4,271
Profit / (loss) carried forward	0	0
Total profit available for appropriation	4,389	4,271
Appropriation to voluntary earnings reserve	(3,419)	(3,373)
Dividend distribution: USD 0.55 (gross) per dividend-bearing share, USD 0.275 of which out of total profit[1]	(969)	(897)[2]
Profit / (loss) carried forward	0	0

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 969m presented is based on the total number of shares issued as of 31 December 2022. If the final total amount of the dividend is higher / lower, the difference will be balanced through the appropriation to the voluntary earnings reserve.    2 For illustrative purposes, converted at the closing exchange rate as of 31 December 2022 (CHF / USD 1.08).

Distribution out of capital contribution reserve
	USD m	CHF m
	For the year ended	For the year ended
	31.12.22	31.12.22
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	23,826	23,522
Dividend distribution: USD 0.55 (gross) per dividend-bearing share, USD 0.275 of which out of capital contribution reserve[2]	(969)	(897)[3]
Total statutory capital reserve: capital contribution reserve after proposed distribution	22,856	22,625

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 23.5bn capital contribution reserve available as of 31 December 2022, an amount limited to CHF 8.9bn is available from which dividends may be paid without a Swiss withholding tax deduction. This amount includes a reduction of capital contribution reserves of CHF 1,379m in 2022 (based on the purchase price).    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 969m presented is based on the total number of shares issued as of 31 December 2022.    3 For illustrative purposes, converted at the closing exchange rate as of 31 December 2022 (CHF / USD 1.08).

As set out above, half of the ordinary dividend distribution of USD 0.55 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through DTC or directly registered in the US share register with Computershare will be paid dividends in US dollars. The total amount of the dividend distribution will be capped at CHF 3,366m (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap.

Provided that the proposed dividend distribution out of the total profit and the capital contribution reserve is approved, the payment of the dividend will be made on 14 April 2023 to holders of shares on the record date of 13 April 2023. The shares will be traded ex-dividend as of 12 April 2023 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 11 April 2023.

UBS Group AG standalone financial statements                                                                                                                                                      2

Notes to the UBS Group AG standalone financial statements

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under Art. 620 et seq. of the Swiss Code of Obligations as an Aktiengesellschaft  (a corporation limited by shares).

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss law on accounting and financial reporting (32nd title of the Swiss Code of Obligations).

The significant accounting and valuation principles applied are described in Note 2 Accounting policies.

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans and the issuer of loss-absorbing capital notes which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis and senior unsecured debt which contributes to the total loss-absorbing capacity (TLAC) of the Group.

The proceeds from the issuances of loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments are on lent to UBS AG.

›    Refer to Notes 16 and 18 for more information about the main terms and conditions of the loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments issued

Furthermore, UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

As of 31 December 2022, UBS Group AG’s distributable items for the purpose of AT1 capital instruments were USD 37.7bn (CHF 34.8bn) (31 December 2021: USD 40.3bn (CHF 36.7bn)). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case less any amounts that must be contributed to legal reserves under applicable law.

In 2022, as approved by shareholders at the Annual General Meeting (the AGM) held on 6 April 2022, the cancellation of 177,787,273 shares, each with a nominal value of CHF 0.10, acquired under the 2021 share repurchase program from its inception in 2021 until 18 February 2022, was executed. The cancellation of these shares resulted in reclassifications within equity but had no net effect on the total equity attributable to shareholders. Share capital has been reduced by the nominal value of the repurchased shares upon cancellation, i.e., USD 18m (CHF 18m). Following the requirements of Swiss tax law for Switzerland-domiciled companies with shares listed on a Swiss stock exchange, effective 1 January 2020, the capital contribution reserve and the voluntary earnings reserve were each reduced by 50% of the total capital reduction amount exceeding the nominal value upon cancellation of the shares, i.e., each by USD 1,502m (CHF 1,383m).

Following revisions to Swiss Corporate Law that are effective from 1 January 2023, the Board of Directors (the BoD) will propose at the 2023 AGM that the shareholders approve the conversion of the share capital currency of UBS Group AG from the Swiss franc to the US dollar. This would align the share capital currency with the functional currency of UBS Group AG. If the change is approved, the share capital of UBS Group AG will be slightly reduced to a nominal value per share of USD 0.10 (from CHF 0.10 currently), with the amount of the reduction allocated to the capital contribution reserve. If approved, the conversion will be implemented with retroactive effect as of 1 January 2023 for accounting purposes based on the closing exchange rate from 30 December 2022. Total equity reported for UBS Group AG will not change.

Presentation currencies

The primary presentation currency of the standalone financial statements of UBS Group AG is the US dollar, in line with its functional currency. Amounts in Swiss francs are additionally presented for each component of the financial statements. UBS Group AG applies the modified closing rate method for converting US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates, and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 2,343m as of 31 December 2022 (31 December 2021: negative CHF 2,808m).

UBS Group AG standalone financial statements                                                                                                                                                      3

Note 2  Accounting policies

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities, as well as Financial assets measured at fair value that are denominated in a foreign currency, are translated into US dollars using the closing exchange rate. For Other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. Currency translation effects from dividends paid in Swiss francs are recognized in equity. All other currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 32 of the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG that substantially mirror the terms of the perpetual AT1 capital notes and the TLAC-eligible senior unsecured debt instruments issued, as well as fixed-term deposits with UBS AG with maturities more than 12 months after the balance sheet date. The loans and deposits are measured at cost value.

›    Refer to Note 14 for more information

Derivative instruments

UBS Group AG uses derivative instruments to manage exposures to foreign currency risks from investments in foreign subsidiaries. The derivative instruments are entered into with UBS AG, mirroring the conditions of the closing transactions UBS AG enters into with third parties.

Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized on the balance sheet as Accrued income and prepaid expenses and Accrued expenses and deferred income, respectively. Corresponding gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of the UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

›    Refer to Note 13 for more information

›    Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

UBS Group AG standalone financial statements                                                                                                                                                      4

Note 2  Accounting policies (continued)

Long-term interest-bearing liabilities

Long-term interest-bearing liabilities include perpetual loss-absorbing capital notes that qualify as Basel III AT1 capital and TLAC-eligible senior unsecured debt instruments at Group level. They are measured at nominal value. Any difference to nominal value, e.g., premium, discount or external costs that are directly related to the issue, is deferred as Other non-current assets or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument or until the first call date or optional redemption date, where applicable.

›    Refer to Note 18 for more information

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity.

Upon disposal of treasury shares or settlement of related share-based awards, any realized gain or loss is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards. For the year ended 31 December 2022, a net loss of USD 111m (CHF 102m) from settlement of share-based awards was recognized in Voluntary earnings reserve (2021 comparative period: a net gain of USD 9m (CHF 8m)).

For UBS Group AG shares acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire UBS Group AG shares and hold such in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

›    Refer to Note 21 for more information

Share-based and other deferred compensation plans

Share-based compensation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting, except in jurisdictions where this is not permitted for legal or tax reasons. They are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date, or as Accrued expenses and deferred income if vesting is within 12 months of the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price on the date of grant, taking into consideration post-vesting sale and hedge restrictions, dividend rights, non-vesting conditions, and market conditions, where applicable.

Upon settlement of the share-based awards, any realized gain or loss on the treasury shares is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards.

Other deferred compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date, and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward the employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

UBS Group AG standalone financial statements                                                                                                                                                      5

Income statement notes

Note 3  Dividend income from investments in subsidiaries

Dividend income from investments in subsidiaries in 2022 consisted of USD 4,200m (CHF 4,087m) received from UBS AG related to the financial year ended 31 December 2021, which was approved by the annual general meeting of the shareholders (the AGM) of UBS AG on 5 April 2022, and USD 173m (CHF 168m) received from UBS Business Solutions AG related to the financial year ended 31 December 2021, which was approved by the AGM of UBS Business Solutions AG on 5 April 2022. In 2021, dividend income from investments in subsidiaries consisted of USD 4,539m (CHF 4,149m) received from UBS AG related to the financial year ended 31 December 2020, which was approved by the AGM of UBS AG on 7 April 2021, USD 133m (CHF 122m) received from UBS Business Solutions AG related to the financial year ended 31 December 2020, which was approved by the AGM of UBS Business Solutions AG on 7 April 2021, and a USD 0.2m (CHF 0.2m) net liquidation dividend received from UBS Group Funding (Switzerland) AG in Liquidation following liquidation of the entity in the course of 2020, which was approved by the extraordinary general meeting of the shareholders of UBS Group Funding (Switzerland) AG in Liquidation held on 8 October 2020.

Note 4  Other operating income

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Fair value gains on AIV awards	45	0	44	0
Gains related to equity-settled awards	3	12	2	12
Total other operating income	48	12	46	12

Note 5  Financial income

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Interest income on onward lending to UBS AG1	1,929	1,756	1,841	1,608
Interest income on other interest-bearing assets	55	21	53	19
Fair value gains on investments in AIVs	0	23	0	21
Other	18	6	17	6
Total financial income	2,002	1,806	1,911	1,653

1 Interest income on onward lending to UBS AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG and UBS Business Solutions AG for personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2022 and 2021. All employees of the UBS Group, including the members of the Group Executive Board (the GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2022, the UBS Group employed 72,597 personnel (31 December 2021: 71,385) on a full-time equivalent basis.

Note 7  Other operating expenses

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Fair value losses on AIV awards	0	23	0	21
Capital tax	5	9	5	8
Other	10	11	10	10
Total other operating expenses	15	44	14	40

Note 8  Financial expenses

	USD m		CHF m
	For the year ended		For the year ended
	31.12.22	31.12.21	31.12.22	31.12.21
Interest expense on interest-bearing liabilities	1,931	1,740	1,842	1,593
Fair value losses on investments in AIVs	44	0	42	0
Other	13	11	13	10
Total financial expenses	1,987	1,751	1,897	1,603

UBS Group AG standalone financial statements                                                                                                                                                      6

Balance sheet notes

Note 9  Liquid assets

As of 31 December 2022, liquid assets consisted of USD 1,039m (CHF 960m) held in current accounts at UBS Switzerland AG and UBS AG and USD 274m (CHF 253m) of time deposits placed with UBS AG. As of 31 December 2021, liquid assets consisted of USD 590m (CHF 538m) held in current accounts at UBS Switzerland AG and UBS AG and USD 1,311m (CHF 1,195m) of time deposits placed with UBS AG.

Note 10  Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Onward lending to UBS AG1	2,000	4,252	1,849	3,876
Receivables from employing entities related to compensation awards	590	639	545	583
Other	48	51	44	46
Total other short-term receivables	2,638	4,942	2,438	4,505

1 Short-term receivables from the onward lending to UBS AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

Note 12  Accrued income and prepaid expenses

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Accrued interest income	839	703	775	641
Other accrued income and prepaid expenses	0	0	0	0
Total accrued income and prepaid expenses	839	703	775	641

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland, in the UK, the US, Singapore, the Hong Kong SAR and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg and Spain. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS Group AG as of 31 December 2022
Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland		CHF	1.0	100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.

Individually significant subsidiaries of UBS AG as of 31 December 2022[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Group Functions	USD	5,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Consists of common share capital of USD 1,000 and non-voting preferred share capital of USD 5,150,000,000.    3 Consists of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

›    Refer to Note 28 in the “Consolidated financial statements” section of this report for more information

UBS Group AG standalone financial statements                                                                                                                                                      7

Note 14  Financial assets

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Long-term receivables from UBS AG	62,455	55,763	57,727	50,837
of which: onward lending[1]	61,371	54,781	56,724	49,942
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	281	332	260	303
Investments in alternative investment vehicles at cost less impairment	1	2	1	2
Other	238	253	220	230
Total financial assets	62,975	56,350	58,207	51,373
1 Onward lending to UBS AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

Note 15  Other non-current assets

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Unamortized issuance fees and discounts	303	224	280	204
Receivables from employing entities related to compensation awards	33	26	30	24
Total other non-current assets	336	250	310	228

Note 16  Current interest-bearing liabilities

As of 31 December 2022, current interest-bearing liabilities totaled USD 4,344m (CHF 4,015m), consisting of loss-absorbing additional tier 1 (AT1) perpetual capital notes of USD 2,000m (CHF 1,849m) and loans from UBS AG and UBS Switzerland AG of USD 2,344m (CHF 2,167m). As of 31 December 2021, current interest-bearing liabilities totaled USD 4,732m (CHF 4,314m), consisting of total loss absorbing capacity (TLAC)-eligible senior unsecured debt instruments of USD 4,252m (CHF 3,876m) and loans from UBS AG and UBS Switzerland AG of USD 480m (CHF 437m).

Notes issued, overview by amount, maturity and coupon				31.12.22			31.12.21
				Carrying amount			Carrying amount
In m, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	1.2.22	n/a	3M USD LIBOR + 153 bps	0	0	0	500	500	456
US dollar-denominated TLAC-eligible senior unsecured notes	1.2.22	n/a	2.65%	0	0	0	2,000	2,000	1,823
Swiss franc-denominated TLAC-eligible senior unsecured notes	22.2.22	n/a	0.75%	0	0	0	300	329	300
Euro-denominated TLAC-eligible senior unsecured notes	16.11.22	n/a	1.75%	0	0	0	1,250	1,423	1,297
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	31.1.23[2]	5%	2,000	2,000	1,849	0	0	0
Total notes issued					2,000	1,849		4,252	3,876

1 For TLAC-eligible senior unsecured notes, the disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the first optional call date. For the loss-absorbing additional tier 1 perpetual capital notes, the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to the first optional call date.    2 On 5 December 2022 we announced that we intended to redeem the instrument on 31 January 2023, the first call date.

Note 17  Accrued expenses and deferred income

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Short-term portion of compensation-related liabilities	1,191	1,157	1,101	1,054
of which: Deferred Contingent Capital Plan	391	384	361	350
of which: other deferred compensation plans	801	773	740	705
Accrued interest expense	796	664	736	606
Other	97	25	90	23
Total accrued expenses and deferred income	2,084	1,846	1,927	1,683

UBS Group AG standalone financial statements                                                                                                                                                      8

Note 18  Long-term interest-bearing liabilities

As of 31 December 2022, long-term interest-bearing liabilities totaled USD 61,682m (CHF 57,012m), consisting of loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 61,444m (CHF 56,792m) and fixed-term loans from UBS AG of USD 238m (CHF 220m). As of 31 December 2021, long-term interest-bearing liabilities totaled USD 55,034m (CHF 50,172m), consisting of loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 54,781m (CHF 49,942m) and fixed-term loans from UBS AG of USD 253m (CHF 230m).

Notes issued, overview by amount, maturity and coupon				31.12.22			31.12.21
				Carrying amount			Carrying amount
In m, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes[2]	23.5.23	23.5.22	3.491%	0	0	0	2,000	2,000	1,823
US dollar-denominated TLAC-eligible senior unsecured notes[2]	23.5.23	23.5.22	3M USD LIBOR + 122 bps	0	0	0	1,000	1,000	912
US dollar-denominated TLAC-eligible senior unsecured notes[3]	15.8.23	15.8.22	3M USD LIBOR + 95 bps	0	0	0	1,250	1,250	1,140
US dollar-denominated TLAC-eligible senior unsecured notes[3]	15.8.23	15.8.22	2.859%	0	0	0	2,000	2,000	1,823
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes[4]	Perpetual	19.2.22	5.75%	0	0	0	1,000	1,138	1,038
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes[5]	Perpetual	31.1.23	5%	0	0	0	2,000	2,000	1,823
Euro-denominated TLAC-eligible senior unsecured notes	4.3.24	n/a	2.125%	750	802	742	750	854	778
Swiss franc-denominated TLAC-eligible senior unsecured notes	18.5.24	18.5.23	0.625%	400	433	400	400	439	400
US dollar-denominated TLAC-eligible senior unsecured notes	30.7.24	30.7.23	1.008%	1,300	1,300	1,202	1,300	1,300	1,185
Yen-denominated TLAC-eligible senior unsecured notes	8.11.24	8.11.23	0.719%	130,000	991	916	130,000	1,130	1,030
Euro-denominated TLAC-eligible senior unsecured notes	30.11.24	30.11.23	1.5%	1,250	1,337	1,236	1,250	1,423	1,297
Swiss franc-denominated TLAC-eligible senior unsecured notes	30.1.25	30.1.24	0.875%	400	433	400	400	439	400
Euro-denominated TLAC-eligible senior unsecured notes	21.3.25	21.3.24	1%	1,500	1,605	1,483	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	17.4.25	17.4.24	1.25%	1,750	1,872	1,731	1,750	1,992	1,816
US dollar-denominated TLAC-eligible senior unsecured notes	5.8.25	5.8.24	4.49%	1,750	1,750	1,618	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	24.9.25	n/a	4.125%	2,500	2,500	2,311	2,500	2,500	2,279
Euro-denominated TLAC-eligible senior unsecured notes	29.1.26	29.1.25	0.25%	1,500	1,605	1,483	1,500	1,708	1,557
Swiss franc-denominated TLAC-eligible senior unsecured notes	23.2.26	n/a	1.25%	150	162	150	150	165	150
US dollar-denominated TLAC-eligible senior unsecured notes	15.4.26	n/a	4.125%	2,000	2,000	1,849	2,000	2,000	1,823
US dollar-denominated TLAC-eligible senior unsecured notes	12.5.26	12.5.25	4.488%	1,200	1,200	1,109	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	12.5.26	12.5.25	SOFR + 158bps	600	600	555	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	1.9.26	1.6.26	1.25%	1,250	1,337	1,236	1,250	1,423	1,297
Euro-denominated TLAC-eligible senior unsecured notes	3.11.26	3.11.25	0.25%	1,250	1,337	1,236	1,250	1,423	1,297
US dollar-denominated TLAC-eligible senior unsecured notes	30.1.27	30.1.26	1.364%	1,300	1,300	1,202	1,300	1,300	1,185
Euro-denominated TLAC-eligible senior unsecured notes	15.6.27	15.6.26	2.75%	1,000	1,070	989	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	5.8.27	5.8.26	4.703%	1,750	1,750	1,618	0	0	0

UBS Group AG standalone financial statements                                                                                                                                                      9

Note 18  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon (continued)				31.12.22			31.12.21
				Carrying amount			Carrying amount
In m, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	10.8.27	10.8.26	1.494%	2,000	2,000	1,849	2,000	2,000	1,823
Euro-denominated TLAC-eligible senior unsecured notes	24.2.28	n/a	0.25%	1,000	1,070	989	1,000	1,138	1,038
US dollar-denominated TLAC-eligible senior unsecured notes	23.3.28	23.3.27	4.253%	2,000	2,000	1,849	2,000	2,000	1,823
US dollar-denominated TLAC-eligible senior unsecured notes	12.5.28	12.5.27	4.751%	1,200	1,200	1,109	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	5.11.28	5.11.27	0.25%	1,500	1,605	1,483	1,500	1,708	1,557
Yen-denominated TLAC-eligible senior unsecured notes	9.11.28	9.11.27	0.973%	20,000	152	141	20,000	174	158
Swiss franc-denominated TLAC-eligible senior unsecured notes	9.11.28	9.11.27	0.435%	440	476	440	440	483	440
Swiss franc-denominated TLAC-eligible senior unsecured notes	24.8.29	24.8.28	0.375%	360	389	360	360	395	360
Pound sterling-denominated TLAC-eligible senior unsecured notes	3.11.29	3.11.28	1.875%	400	483	446	400	541	494
Euro-denominated TLAC-eligible senior unsecured notes	15.6.30	15.6.29	3.125%	1,000	1,070	989	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	13.8.30	13.8.29	3.126%	1,500	1,500	1,386	1,500	1,500	1,368
Euro-denominated TLAC-eligible senior unsecured notes	3.11.31	n/a	0.875%	1,250	1,337	1,236	1,250	1,423	1,297
US dollar-denominated TLAC-eligible senior unsecured notes	11.2.32	11.2.31	2.095%	2,000	2,000	1,849	2,000	2,000	1,823
Australian dollar-denominated TLAC-eligible senior unsecured notes	25.3.32	25.3.25	Zero coupon accreting (annual yield of 4.5%)	36	25	23	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	21.9.32	21.9.27	4.03%	30	32	30	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	11.2.33	11.2.32	2.746%	1,500	1,500	1,386	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	24.2.33	n/a	0.625%	1,250	1,337	1,236	1,250	1,423	1,297
US dollar-denominated TLAC-eligible senior unsecured notes	5.8.33	5.8.32	4.988%	1,500	1,500	1,386	0	0	0
Australian dollar-denominated TLAC-eligible senior unsecured notes	18.8.35	18.8.30	Zero coupon accreting (annual yield of 2.5%)	38	26	24	37	27	25
US dollar-denominated TLAC-eligible senior unsecured notes	24.11.35	24.11.23	2.21%	40	40	37	40	40	36
Australian dollar-denominated TLAC-eligible senior unsecured notes	3.12.35	3.12.23	2.3%	45	31	28	45	33	30
US dollar-denominated TLAC-eligible senior unsecured notes	25.2.36	25.2.24	2.37%	25	25	23	25	25	23
US dollar-denominated TLAC-eligible senior unsecured notes	4.3.36	4.3.24	2.49%	40	40	37	40	40	36
Euro-denominated TLAC-eligible senior unsecured notes	17.5.37	16.5.27	3.73%	45	48	45	0	0	0
Australian dollar-denominated TLAC-eligible senior unsecured notes	18.5.37	18.5.25	Zero coupon accreting (simple interest of 8.92%)	57	39	36	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	15.9.37	15.9.34	4.1%	120	128	119	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	22.6.42	22.6.29	3.63%	25	27	25	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	8.9.42	8.9.32	4.09%	37	40	37	0	0	0
Yen-denominated TLAC-eligible senior unsecured notes	28.9.42	n/a	1.79%	10,000	76	70	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	11.2.43	11.2.42	3.179%	1,500	1,500	1,386	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	29.3.47	29.3.27	Zero coupon accreting (annual yield of 4.02%)	82	82	76	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	4.11.49	4.11.24	Zero coupon accreting (annual yield of 3.8%)	157	157	146	152	152	138
US dollar-denominated TLAC-eligible senior unsecured notes	4.3.50	4.3.25	Zero coupon accreting (annual yield of 3.6%)	133	133	123	128	128	117

UBS Group AG standalone financial statements                                                                                                                                                      10

Note 18  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon (continued)				31.12.22			31.12.21
				Carrying amount			Carrying amount
In m, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	14.4.50	14.4.25	Zero coupon accreting (annual yield of 4%)	222	222	206	214	214	195
US dollar-denominated TLAC-eligible senior unsecured notes	22.5.50	22.5.25	Zero coupon accreting (annual yield of 3.5%)	109	109	101	106	106	96
US dollar-denominated TLAC-eligible senior unsecured notes	27.5.50	27.5.25	Zero coupon accreting (annual yield of 3.5%)	547	547	505	528	528	482
US dollar-denominated TLAC-eligible senior unsecured notes	22.9.50	22.9.23	Zero coupon accreting (annual yield of 2.8%)	59	59	54	57	57	52
US dollar-denominated TLAC-eligible senior unsecured notes	12.1.51	12.1.26	Zero coupon accreting (annual yield of 2.7%)	105	105	97	103	103	94
US dollar-denominated TLAC-eligible senior unsecured notes	29.1.51	29.1.26	Zero coupon accreting (annual yield of 2.8%)	348	348	322	338	338	309
US dollar-denominated TLAC-eligible senior unsecured notes	26.2.51	26.2.26	Zero coupon accreting (annual yield of 3%)	180	180	166	174	174	159
Australian dollar-denominated TLAC-eligible senior unsecured notes	26.2.51	26.2.26	Zero coupon accreting (annual yield of 3.01%)	95	65	60	92	67	61
US dollar-denominated TLAC-eligible senior unsecured notes	26.5.51	26.5.26	Zero coupon accreting (annual yield of 3.5%)	280	280	259	271	271	247
Euro-denominated TLAC-eligible senior unsecured notes	16.8.52	16.8.32	Zero coupon accreting (annual yield of 4.04%)	98	105	97	0	0	0
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	28.11.23	5.875%	700	523	483	700	519	473
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	31.1.24	7%	2,500	2,500	2,311	2,500	2,500	2,279
Australian dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	27.8.24	4.375%	700	477	440	700	509	464
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	4.9.24	4.85%	750	560	518	750	556	507
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	19.2.25	7%	1,250	1,250	1,155	1,250	1,250	1,140
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	7.8.25	6.875%	1,575	1,575	1,456	1,575	1,575	1,436
Swiss franc-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	13.11.25	3%	275	298	275	275	302	275
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	2.6.26	3.875%	750	750	693	750	750	684
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	29.7.26	5.125%	750	750	693	750	750	684
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	12.2.27	4.875%	1,500	1,500	1,386	0	0	0
Swiss franc-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	16.2.27	3.375%	265	287	265	0	0	0
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	10.2.31	4.375%	1,500	1,500	1,386	1,500	1,500	1,368
Total notes issued					61,444	56,792		54,781	49,942

1 For TLAC-eligible senior unsecured notes, the disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the first optional call date. For the loss-absorbing additional tier 1 perpetual capital notes, the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to the first optional call date.    2 Instrument was redeemed on 23 May 2022.    3 Instrument was redeemed on 15 August 2022.    4 Instrument was redeemed on 19 February 2022.    5 On 5 December 2022 we announced that we intended to redeem the instrument on 31 January 2023, the first call date.

Note 19  Compensation-related long-term liabilities

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Long-term portion of compensation-related liabilities	3,201	3,116	2,959	2,841
of which: Deferred Contingent Capital Plan	1,209	1,231	1,118	1,122
of which: other deferred compensation plans	1,992	1,885	1,841	1,719
Total compensation-related long-term liabilities	3,201	3,116	2,959	2,841

Note 20  Share capital

As of 31 December 2022, the issued share capital consisted of 3,524,635,722 (31 December 2021: 3,702,422,995) registered shares with a nominal value of CHF 0.10 each. In 2022, as approved by the AGM held on 6 April 2022, the cancellation of 177,787,273 shares, each with a nominal value of CHF 0.10, acquired under the 2021 share repurchase program from its inception in 2021 until 18 February 2022, was executed. Share capital was reduced by the nominal value of the repurchased shares upon cancellation, i.e., USD 18m (CHF 18m).

›    Refer to Note 1 for information on the planned conversion of the share capital currency of UBS Group AG from the Swiss franc to the US dollar

›    Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about UBS Group AG shares

UBS Group AG standalone financial statements                                                                                                                                                      11

Note 21  Treasury shares

	Number of registered shares	Average price in USD	Average price in CHF
Balance as of 31 December 2020	307,477,002	13.14	12.80
of which: treasury shares held by UBS Group AG	306,114,513	13.13	12.80
of which: treasury shares held by UBS AG and other subsidiaries	1,362,490	14.13	12.62
Acquisitions	214,650,175	16.34	15.06
Disposals	(4,015,711)	14.95	13.63
Cancellation[1]	(156,632,400)	13.05	12.78
Delivery of shares to settle equity-settled awards	(58,283,738)	13.55	12.75
Balance as of 31 December 2021	303,195,328	15.35	14.41
of which: treasury shares held by UBS Group AG2	301,812,111	15.34	14.40
of which: treasury shares held by UBS AG	1,383,217	17.87	16.03
Acquisitions	360,148,093	17.32	16.46
Disposals	(7,112,184)	17.55	16.59
Cancellation[1]	(177,787,273)	17.00	15.66
Delivery of shares to settle equity-settled awards	(60,392,076)	14.56	13.53
Balance as of 31 December 2022	418,051,888	16.42	15.73
of which: treasury shares held by UBS Group AG2	416,881,911	16.42	15.73
of which: treasury shares held by UBS AG	1,169,977	18.67	17.40

1 In 2022, as approved by the shareholders at the Annual General Meeting held on 6 April 2022, the cancellation of 177,787,273 shares, each with a nominal value of CHF 0.10, acquired under the 2021 share repurchase program from its inception in 2021 until 18 February 2022, was executed (In 2021, as approved by the shareholders at the Annual General Meeting held on 8 April 2021, the cancellation of 156,632,400 shares, each with a nominal value of CHF 0.10, repurchased under the 2018–2021 share repurchase program, was executed). Refer to Note 1 for more information.    2 Treasury shares held by UBS Group AG had a carrying value of USD 6,844m (CHF 6,557m) as of 31 December 2022 (31 December 2021: USD 4,629m (CHF 4,345m)). Shares acquired under the 2021 and 2022 share repurchase programs are expected to be canceled by means of a capital reduction, whereby the capital contribution reserve within the statutory capital reserve is expected to be reduced by USD 2,525m (CHF 2,417m, based on purchase price), subject to shareholder approval. Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

Additional information

Note 22  Assets pledged to secure own liabilities

As of 31 December 2022, total pledged assets of UBS Group AG amounted to USD 3,401m (CHF 3,143m). These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2021, total pledged assets of UBS Group AG amounted to USD 3,476m (CHF 3,169m). The associated liabilities secured by these pledged assets were USD 2,543m (CHF 2,351m) and USD 676m (CHF 617m) as of 31 December 2022 and 31 December 2021, respectively.

Note 23  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

UBS Group AG standalone financial statements                                                                                                                                                      12

Note 24  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of the total share capital[1]
% of share capital	31.12.22	31.12.21
Chase Nominees Ltd., London[2]	8.60	8.89
DTC (Cede & Co.), New York[2,3]	7.12	5.78
Nortrust Nominees Ltd., London[2]	4.33	4.80

1 As registration in the UBS share register is optional, shareholders crossing the threshold percentages requiring SIX notification under the FMIA do not necessarily appear in this table.    2 Nominee companies and securities clearing organizations cannot autonomously decide how voting rights are exercised and are therefore not obligated to notify UBS and SIX if they reach, exceed or fall below the threshold percentages requiring disclosure notification under the FMIA. Consequently, they do not appear in the “Shareholders subject to FMIA disclosure notifications” section below.    3 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (the FMIA), anyone directly, indirectly or acting in concert with third parties holding shares in a company listed in Switzerland or holding derivative rights related to shares in such a company directly, indirectly or in concert with third parties must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following percentage thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50 or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not required to notify the company and SIX if they reach, exceed or fall below the aforementioned thresholds.

Pursuant to the Swiss Code of Obligations, UBS Group AG discloses in its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders subject to FMIA disclosure notifications

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and SIX, as of 31 December 2022, the following entities held more than 3% of the total share capital of UBS Group AG: BlackRock Inc., New York, which disclosed a holding of 5.23% on 29 June 2022; Dodge & Cox International Stock Fund, San Francisco, which disclosed a holding of 3.02% on 28 January 2022; Massachusetts Financial Services Company, Boston, which disclosed a holding of 3.01% on 25 June 2021; Artisan Partners Limited Partnership, Milwaukee, which disclosed a holding of 3.15% on 18 November 2020; and Norges Bank, Oslo, which disclosed a holding of 3.01% on 25 July 2019.

As registration in the UBS share register is optional, the aforementioned shareholders that crossed the indicated percentage thresholds and were required to notify their holding to UBS and SIX do not necessarily appear in the table above, as such table only discloses registered shareholders.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in the Articles of Association at the time of the respective disclosure notification.

›    Refer to ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html  for information about disclosures under the FMIA

Shareholders registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG

As a supplement to the mandatory disclosure requirements according to the SIX Swiss Exchange Corporate Governance Directive, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2022 or as of 31 December 2021 are listed in the table above.

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

UBS Group AG standalone financial statements                                                                                                                                                      13

Note 25  Share ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.22			For the year ended 31.12.21
	Number of shares	Value of shares in USD m1	Value of shares in CHF m1	Number of shares	Value of shares in USD m1	Value of shares in CHF m1
Awarded to members of the BoD	281,112	6	5	361,853	5	5
Awarded to members of the GEB	3,602,659	65	60	5,194,307	76	69
Awarded to other UBS Group employees	58,601,111	1,052	973	63,527,242	928	846
Total	62,484,882	1,123	1,038	69,083,402	1,010	921

1 Shares awarded to members of the BoD during 2022 for the period from the 2021 AGM to the 2022 AGM were valued at CHF 19.194 and shares awarded during 2021 for the period from the 2020 AGM to the 2021 AGM were valued at CHF 13.81 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). Shares (including notional shares) awarded to members of the GEB in office during disclosed periods and other UBS Group employees were valued at weighted average grant date fair value (USD 17.96 for the year ended 31 December 2022 and USD 14.61 for the year ended 31 December 2021). For illustrative purposes, the value of the shares was converted at the closing exchange rates as of 31 December 2022 (CHF / USD 1.08) and 31 December 2021 (CHF / USD 1.10), accordingly.

›    Refer to the “Compensation” section of this report for more information about the terms and conditions of the shares awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Colm Kelleher, Chairman[2]	2022	339,084	0.022
	2021	-
Lukas Gähwiler, Vice Chairman[2,3]	2022	283,907	0.019
	2021	-
Axel A. Weber, former Chairman[2]	2022	-
	2021	1,148,369	0.071
Jeremy Anderson, Senior Independent Director	2022	119,660	0.008
	2021	97,518	0.006
Claudia Böckstiegel, member	2022	7,814	0.001
	2021	0	0.000
William C. Dudley, member	2022	66,646	0.004
	2021	49,714	0.003
Patrick Firmenich, member	2022	27,275	0.002
	2021	0	0.000
Reto Francioni, member[2]	2022	-
	2021	139,609	0.009
Fred Hu, member	2022	97,543	0.006
	2021	74,481	0.005
Mark Hughes, member	2022	48,497	0.003
	2021	30,263	0.002
Nathalie Rachou, member	2022	31,126	0.002
	2021	18,102	0.001
Julie G. Richardson, member	2022	138,204	0.009
	2021	117,365	0.007
Dieter Wemmer, member	2022	132,320	0.009
	2021	114,086	0.007
Jeanette Wong, member	2022	93,440	0.006
	2021	68,452	0.004
Total	2022	1,385,516	0.090
	2021	1,857,959	0.116

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2022 and 2021.    2 At the 2022 AGM, Lukas Gähwiler and Colm Kelleher were newly elected and Reto Francioni and Axel A. Weber did not stand for re-election.    3 Includes 203,246 unvested shares granted under variable compensation plans with forfeiture provisions as part of Lukas Gähwiler’s compensation for his executive roles previously held at UBS.

UBS Group AG standalone financial statements                                                                                                                                                      14

Note 25  Share ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %
Ralph A.J.G. Hamers, Group Chief Executive Officer	2022	349,441	5,238	354,679	0.023
	2021	122,453	2,673	125,126	0.008
Christian Bluhm, Group Chief Risk Officer	2022	707,979	0	707,979	0.046
	2021	654,579	226	654,805	0.041
Mike Dargan, Group Chief Digital and Information Officer	2022	386,141	17,955	404,096	0.026
	2021	240,343	82,743	323,086	0.020
Kirt Gardner, former Group Chief Financial Officer	2022	-	-	-	-
	2021	780,640	236,421	1,017,061	0.063
Suni Harford, President Asset Management	2022	1,028,210	44,202	1,072,412	0.070
	2021	636,122	22,199	658,321	0.041
Naureen Hassan, President UBS Americas	2022	0	0	0	0.000
	2021	-	-	-	-
Robert Karofsky, President Investment Bank	2022	1,037,028	364,914	1,401,942	0.092
	2021	851,520	357,064	1,208,584	0.075
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland	2022	973,150	566,106	1,539,256	0.101
	2021	798,457	421,491	1,219,948	0.076
Iqbal Khan, President Global Wealth Management and President EMEA	2022	960,301	0	960,301	0.063
	2021	898,111	113,715	1,011,826	0.063
Edmund Koh, President Asia Pacific	2022	724,865	579,937	1,304,802	0.085
	2021	501,322	493,977	995,299	0.062
Barbara Levi, Group General Counsel	2022	407,195	45,818	453,013	0.030
	2021	430,732	0	430,732	0.027
Tom Naratil, former Co-President Global Wealth Management and President UBS Americas	2022	-	-	-	-
	2021	1,374,044	950,682	2,324,726	0.145
Markus Ronner, Group Chief Compliance and Governance Officer	2022	586,283	0	586,283	0.038
	2021	418,452	57,856	476,308	0.030
Sarah Youngwood, Group Chief Financial Officer	2022	299,729	0	299,729	0.020
	2021	-	-	-	-
Total	2022	7,460,322	1,624,170	9,084,492	0.593
	2021	7,706,776	2,739,047	10,445,823	0.650

1 Includes all vested and unvested shares of GEB members, including those held by related parties. No options were held in 2022 and 2021 by any GEB member or any of its related parties. Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2022 for more information.    2 Includes shares granted under variable compensation plans with forfeiture provisions. For the 2019/20 LTIP award, the values reflect the final value. For all other LTIP awards, the values reflect the fair value awarded at grant. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Group compensation” section of this report for more information about the plans.

Note 26  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors, and direct and indirect investments in subsidiaries. Payables due to members of the GEB and the external auditors are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

	USD m		CHF m
	31.12.22	31.12.21	31.12.22	31.12.21
Payables due to the members of the GEB	110	129	102	118
of which: Deferred Contingent Capital Plan	44	57	40	52
of which: other deferred compensation plans	66	72	61	66
Payables due to external auditors	0	0	0	0

p

UBS Group AG standalone financial statements                                                                                                                                                      15

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 3 March 2023

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS Group AG (the Company), which comprise the Balance Sheet as at 31 December 2022, the Income Statement for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined that there are no key audit matters to communicate in our report.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, stand-alone financial statements and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

UBS Group AG standalone financial statements                                                                                                                                                      16

EY
Building a better working world

2

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Eveline Hunziker
Licensed audit expert

UBS Group AG standalone financial statements                                                                                                                                                      17

Zurich, 06 March 2023

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)     on Form F-3 (Registration Number 333-263376), and each related prospectus currently outstanding under such registration statement,

(2)     on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)     the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)     the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)     the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 03 March 2023, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2022 included in this Report of Foreign Private Issuer (Form 6-K) dated 06 March 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

UBS Group AG standalone financial statements                                                                                                                                                      18

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title:   Controller and Chief

                 Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 6, 2023